Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: January 26, 2016

A link to the website below was provided in FAQs made available to employees of FirstMerit Corporation on January 26, 2016.

Huntington Welcome. Welcome. COMING TOGETHER IN PARTNERSHIP Huntington and FirstMerit have entered into a definitive agreement under which Huntington will acquire FirstMerit. The partnership brings together two companies with a history of more than 150 years of sustained service to the unique banking needs of local communities, families and businesses across the Midwest. Together, the strengths of Huntington and FirstMerit will create a more impactful regional bank better positioned for the benefit of our customers and communities long into the future. Huntington is a $70 billion asset regional bank with a network of 750 branches and more than 1,500 ATMs across Ohio, Michigan, Pennsylvania, Indiana, West Virginia and Kentucky. FirstMerit is a £25.5 billion asset regional bank with a network of 366 branches and 400 ATMs in Ohio, Michigan, Wisconsin, Illinois and Pennsylvania. When the integration is complete in 2016, the combined organization will be a major economic force in Ohio, Michigan, and across the Midwest including attractive new geographies in metro Chicago and Wisconsin. Huntington will be the largest bank in Ohio, based on deposits, and number two in both Ohio and Michigan combined, providing us with the ability to support our markets in a unique and meaningful way.
Customer Commitment Our combined employee commitment to customers is powerful. In fact, both Huntington and FirstMerit have been acknowledged by J.D. Power & Associates, Money Magazine, and Greenwich Associates.
Huntington and FirstMerit share an unwavering passion for helping customers achieve their financial goals, and both organizations have been acknowledged for their superior service and customer-friendly products by third party organizations, including J.D. Power & Associates, Money Magazine, and Greenwich Associates.

"We are pleased about this opportunity to come together with FirstMerit. We have a very complementary footprint and product offering. I believe the strength of this deal is that both organizations already intimately know the customers and communities we serve. This combination will create a regional bank with strong market share, an enhanced portfolio of industry leading products and services, scalable infrastructure, added customer convenience, and a shared track record of award winning customer service that will add value for all our collective customers, communities, colleagues and shareholders," said Steve Steinour, Huntington chairman, president and CEO.

"Our values and culture align. Both companies share a brand promise and operating philosophy that puts customers first and rewards doing the right thing. I have every confidence that the integration with Huntington will be smooth and seamless for our customers. We see joining forces with Huntington as an opportunity to offer even stronger services for our customers and communities," said Paul Greig, FirstMerit chairman, president and CEO.

Together We Can More Deeply Invest In Our Local Neighborhoods and Businesses

Both Huntington and FirstMerit have a long history and shared sense of responsibility to create stronger, more vibrant communities by deeply committing to the success of those towns and cities that they, and their customers, call home. Together, Huntington and FirstMerit will continue to invest in markets across their combined eight states, including operational hubs in Akron and Flint. Moreover, FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington and all FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington's combined footprint.

Huntington and FirstMerit share a strong commitment of creating innovative partnerships with civic, government, non-profit and neighborhood groups to ensure our local communities thrive. By listening closely to our local partners, and understanding and appreciating the importance of tailoring investments to meet the unique local needs of a community, we invest in industry leading commitments through philanthropic grants, community development dollars, programs for small businesses and a passionate team of caring Huntington and FirstMerit volunteers. As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with $5 million to serve our shared markets and creating a new Huntington Foundation, located in Akron, that will invest $20 million over the next ten years.

Our organizations believe that together we can continue to create a brighter future for our markets and to invest in the people and businesses who live, work, learn and play in each of those areas with enhanced capacity and opportunity to make a significant difference for all our shared constituents.

Together, we will be stronger.

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This webpage may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below ore certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair flag” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www. huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, https://www.firstmerit.com/, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.OSC.
STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington National Bank, Huntington Center, 41 South High Street Columbus, OH 43287, 614-480-5676 or to FirstMerit Corporation, III Cascade Plaza, 5th Floor, Akron, OH 44308,330-384-7109.
PARTICIPANTS IN THE SOLICITATION
Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6,2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.
Huntington
Welcome:
ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITY EMAIL UNSUBSCRIBE FDIC NOTICE ALL BRANCHES & ATMS The Huntington National Bank is on Equal Housing Lender and Member FDIC, © & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome. ™ is a service mark of Huntington Bancshares Incorporated.
©2016 Huntington Bancshares Incorporated

Huntington Welcome.
Our Commitment to Customers Looking out for our customers and their financial well-being. It’s at the foundation of everything we do.
Customer-centric products and features We have worked to find ways to eliminate “nickel and dime” fees with features such as 24-Hour Grace, Free Transfers, and All Day Deposits. We also created a set of checking and deposit products that deliver great features tailored for customers of all incomes. 24-HOUR GRACE® OVERDRAFT FEE RELIEF CONVENIENT ALL DAY DEPOSITSM FOR ATM AND MOBILE VOICE CREDIT CARD A CHECKING ACCOUNT FOR EVERYONE Investing to make banking convenient We have created additional convenience for our customers through investments in our branch and in-store branch network, and our mobile, online, phone and deposit automation ATM channels. BRANCH AND ATM MOBILE WITH FREE TEXT ALERTS ONLINE BANKING WITH FREE BILL PAY PHONE BANK

Delivering Commercial and Treasury Management Solutions We closely partner with our commercial and business banking customers to deliver comprehensive solutions, unique business and industry insights, and award-winning service.
COMPREHENSIVE RISK MANAGEMENT AND LOSS PREVENTION INNOVATIVE WORKING CAPITAL MANAGEMENT SOLUTIONS DEEP INDUSTRY SECTOR EXPERTISE AWARD-WINNING SERVICE
Making Commitments and Keeping Them We are committed to doing the right thing for our customers, communities, employees, and shareholders.
Customers Looking out for our customers and their financial well-being. It’s at the foundation of everything we do. LEARN MORE Communities For generations, our communities have anchored our decisionmaking and we’re grateful for the opportunity to serve them. LEARN MORE Employees A passion for doing the right thing lives in the heart of each Huntington colleague. It’s why we come to work every day. LEARN MORE Shareholders For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly. LEARN MORE
Huntington Welcome.
ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITY EMAIL UNSUBSCRIBE FDIC NOTICE ALL BRANCHES & ATMS You
The Huntington National Bank is an Equal Housing Lender and Member FDIC. ®& Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated. © 2016 Huntington Bancshares Incorporated.

Huntington
WelcomeTM.
Our Commitment to Communities
For generations, our communities have anchored our decision-making and we’re grateful for the opportunity to serve them.
OUR COMMITMENT TO COMMUNITIES
Truly caring about a community is much more than a catch phrase. It is real and it is unwavering. It is a steadfast commitment to make a difference. For us, it is about working alongside our neighbors and within our neighborhoods as friends and family. It means remembering our community roots that run more than 150 years deep and working together to make sure that today is brighter than yesterday and that tomorrow is the best day yet.
Philanthropic Investments
Caring about a community is much more than making a donation. It is a deep, personal and financial investment in the unique local needs of the market. Since 2010, Huntington has made more than $38 million in philanthropic investments in the communities we serve. Huntington has a long history of supporting programs that are designed to enrich the community and create an environment where families and businesses can grow and thrive.
Huntington provides support in a variety of areas including economic development, housing, education, health care, fostering diversity and the arts.
Among its investments, Huntington committed $100 million to provide stable housing options for Michigan families, the largest ever one-time commitment in state history. This built on Huntington’s record $250 million affordable housing commitment in Ohio, which is projected to impact more than 7,000 low-to-moderate income Ohio residents.
Volunteerism
Caring means hiring, developing and encouraging employees who are passionate about the cities, towns and states where we work. Since 2010, Huntington employees have delivered more than 81,000 hours of volunteer and board service. They give their time to mentor and tutor children, clean up city parts, raise money to fight diseases, and fix up homes in low-income neighborhoods and strengthen the bonds and fabric that make a community special.

Stimulating Growth and Supporting Small Businesses

Caring is about investing in small businesses that are the backbone of our local economies, driving job growth and keeping our communities vibrant. Working alongside businesses in the urban cores of our largest cities to the rural field in the smallest, Huntington is proud to be the top SBA lender in our footprint both by number of loans and by dollar amount. Supporting small business is a priority for us and we have been able to attain the #2 ranking for national SBA lending, despite being the 32nd largest bank in the country in terms of assets.

Huntington recently was recognized as the most active lender under the U.S. Treasury Department State Small Business Credit Initiative, a program that was created during the most challenging days of the economic recession to drive small business recovery. Our collaboration with participating states to introduce this program has helped business owners in the Midwest to retain, expand and create jobs.

Huntington also seeks to build innovative public-private partnerships to further economic growth. We were a founding investor in the launch of Pure Michigan Business Connect, investing the first $2 billion to help launch the innovative program. Additionally, the Pure Michigan MicroLending Initiative consisted of a $25 million statewide commitment to help micro-businesses in 17 counties across Michigan.

Responding in Times of Need

Most importantly, caring is a commitment that our neighbors can count on us in times of need to provide assurance, support and stability. Our local leaders are deeply in tune with local developments and our organization strives to quickly offer support and innovative solutions guided by community need. In response to the 2014 historic Midwest flooding, Huntington gave a $250,000 donation to the Red Cross and served as a partner with the state and federal government in offering low-interest disaster relief loan programs for home and business owners in Ohio, Indiana and Michigan.

For more information about Huntington's commitment to communities, https://www.huntington.com/Community.

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸

Huntington
Welcome:

ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITY EMAIL UNSUBSCRIBE FDIC NOTICE ALL BRANCHES & ATMS

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ® & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated.
© 2016 Huntington Bancshares Incorporated.

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Huntington Welcome:
Our Commitment to Employees A passion for doing the right thing lives in the heart of each Huntington colleague. It’s why we come to work every day.
Our Commitment to Employees We are encouraged and energized by the passion, creative thinking and collaborative spirit of each Huntington employee. Our success ultimately lies with our employees, so we’re sincere in our desire to help them grow professionally. That’s why we’re committed to equipping our employees with the tools they’ll need to create lasting and rewarding career paths. Our Values • Accountability: Own it • Communication: Have open, honest and collaborative dialogue • Continuous Improvement: Always getting better • Inclusion: Be open-minded to all • Passion: Act with positive and persistent pursuit of results • Service: Earn customer loyalty for life • Teamwork: Work with and look out for each other Military Veterans At Huntington, we appreciate and recognize the tremendous strengths, skills and valuable experience that our service members and veterans bring to the workplace. That’s why we actively recruit both active and retired service members for positions at all levels across our organization. One of our goals is to become an employer of choice for military professionals. To this end, we work closely with our Military Business Resource Group - one of the bank’s business resource groups - to ensure that service members and their families are assisted during challenging times. We also provide additional benefits and programs specific to our military team members, to better serve the employees who are serving us.

Diversity and Inclusion

Huntington is built on the diversity of our team members — the unique, one-of-a-kind talents, backgrounds and work styles that each of our employees bring to their roles here each day. We believe this so strongly, that we've chosen inclusion as one of our guiding core values. At every level of our organization, from the inside out, our commitment to inclusion demonstrates an understanding and acceptance of diverse points of view, abilities, backgrounds and experience. To support our commitment to fostering an inclusive and engaging work environment for all, our employees came together and created business resource groups (BRGs) that serve our diverse workforce.

- AdaptAbility
- African American BRG
- Asian BRG
- Huntington CARES
- Huntington LGBTA Network
- Huntington Women's Network
- Huntington World Class Administrative Professionals
- Huntington Young Professionals
- Latino BRG (UNIVOZ)
- Military BRG

For more information about Huntington employees - https://careers.huntington.com/.

Making Commitments and Keeping Them

We are committed to doing the right thing for our customers, communities, employees, and shareholders.

Customers	Communities	Employees	Shareholders
Looking out for our customers and their financial well-being. It's at the foundation of everything we do.	For generations, our communities have anchored our decision-making and we're grateful for the opportunity to serve them.	A passion for doing the right thing lives in the heart of each Huntington colleague. It's why we come to work every day.	For 150 years, through cycles of every variety, we have focused on creating a prosperous future, responsibly.
LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸	LEARN MORE ▸

Huntington
Welcome:

ABOUT US INVESTOR RELATIONS CAREERS SITE MAP PRIVACY & SECURITY EMAIL UNSUBSCRIBE FDIC NOTICE ALL BRANCHES & ATMS

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ® & Huntington® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated.
© 2016 Huntington Bancshares Incorporated.

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Link to Huntington Investor Relations Site **http://huntington-ir.com/**

Huntington
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Huntington Bancshares Incorporated (NASDAQ: HBAN) is a $71 billion regional bank holding company headquartered in Columbus, Ohio, whose principal subsidiary is The Huntington National Bank.

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January 21, 2016
Huntington Bancshares Incorporated Declares Quarterly Cash Dividend On Its Series A And B Preferred Stocks
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January 21, 2016
Huntington Bancshares Incorporated Reports 2015 Fourth Quarter Results Including 9% Year-Over-Year Revenue Growth And 11% Year-Over-Year EPS Growth
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Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, OH 43287

(614) 480-BANK (2265)

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ABOUT US | INVESTOR RELATIONS | CAREERS | SITE MAP | PRIVACY & SECURITY | EMAIL UNSUBSCRIBE | FDIC NOTICE

The Huntington National Bank is an Equal Housing Lender and Member FDIC. ®, Huntington® and 24-Hour Grace® are federally registered service marks of Huntington Bancshares Incorporated. Huntington Welcome.™ is a service mark of Huntington Bancshares Incorporated. © 2016 Huntington Bancshares Incorporated.